Exhibit 21.1

LIST OF SUBSIDIARIES
LUMENTUM HOLDINGS INC.

AS OF JULY 2, 2016

Name of Entity	State or Other Jurisdiction of Incorporation or Organization
DOMESTIC
CCOP International Holdings Inc.	Delaware
E20 Communications Inc.	Delaware
Lumentum Optical Corporation	Massachusetts
Lightwave Electronics Corporation	California
Lumentum Inc.	Delaware
Lumentum Operations LLC	Delaware
SDL PIRI, Inc.	Delaware
INTERNATIONAL
Lumentum International (Thailand) Co. Ltd.	Thailand
Lumentum Israel Ltd	Israel
Lumentum Uniphase Asia Limited	Hong Kong
Lumentum Canada Ltd	Canada
Lumentum Ottawa Inc.	Canada
Lumentum K.K.	Japan
Lumentum Technologies Limited	Nova Scotia
Lumentum Communication Technology (Shenzhen) Co. Ltd.	China
Lumentum Switzerland AG	Switzerland
Lumentum Netherlands B.V.	Netherlands
Lumentum International Tech Co.	Cayman Islands